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+--------+
| FORM 4 |                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Lindholm                       Randy                              D.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    46107 Landing Parkway
--------------------------------------------------------------------------------
                                   (Street)

    Fremont                          CA                              94538
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol           VidaMed, Inc. (VIDA)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year    August 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


     X   Director     X   Officer             [_] 10% Owner    [_] Other
    ---              ---  (give title below)                    (specify below)

         President Chief Executive Officer & Chairman of the
         ---------------------------------------------------
         Board
         -----
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check applicable line)

     X   Form filed by One Reporting Person
    ---
    [_]  Form filed by More than One Reporting Person


Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          8/24/01     M               10,000        A        $0.781                               D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          8/24/01     S               10,000        D        S4.63             28,827             D
                                  (1)
------------------------------------------------------------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* If the Form is filed by more than one reporting person, see Instruction
4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative            2. Conversion     3. Transaction      4. Transac-            5. Number of Deriv-
   Security (Instr. 3)               or Excercise      Date                tion Code              ative Securities
                                     Price of                              (Instr.8)              Acquired (A) or
                                     Derivative     (Month/Day/Year                               Disposed of (D)
                                     Security                                                     (Instr. 3, 4, and 5)



                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option             $0.781              8/24/01                M                                   10,000
  (right to buy)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

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-----------------------------------------------------------------------------------------------------------------------------

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-----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Nature of
                                 cisable and       Underlying Securities        of          of Deriv-        ship          Indirect
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          Bene-
                                 Date                                           ative       Securities       of De-        ficial
                                 (Month/Day/                                    Secur-      Benefi-          rivative      Owner-
                                 Year)                                          ity         cially           Security      ship
                                                                                (Instr.     Owned            Direct        (Instr.4)
                               --------------------------------------------     5)          at End           (D) or
                               Date     Expira-              Amount or                      of Month         Indirect
                               Exer-    tion         Title   Number of                      (Instr.4)        (I)
                               cisable  Date                 Shares                                          (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
                               10/9/99  10/9/08      Common  10,000                                          89,996        D
                               (2)                   Stock
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:
(1) The sale reported in this Form 4 was effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on August 22, 2001
(2) 25% of the option becomes exercisable within one year of the grant date, October 9, 1998, and 1/48th per month thereafter until fully exercised

               /s/ Randy D. Lindholm            8/31/01
          -------------------------------  -----------------
          **Signature of Reporting Person        Date


   ** Intentional misstatements or omissions of facts constitute Federal
      Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space is insufficient, see Instruction 6 for procedure.




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                      Page 2
                                                              SEC 1474(7-97)